UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **June 30, 2005**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (**318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On June 30, 2005, Cleco Corporation (Cleco) announced that Perryville Energy Partners, L.L.C. (Perryville), an indirect wholly owned subsidiary of Cleco, had completed the sale of its 718-megawatt plant to Entergy Louisiana, Inc. (Entergy Louisiana) on such date for approximately $162 million. Approximately $131 million of the sale proceeds was used to repay all principal and interest owed under Perryville's senior loan agreement.

Perryville sold the natural gas-fired, combined-cycle plant, but it will retain ownership of the facility's transmission interconnection equipment valued at nearly $8 million. Perryville will provide transmission and interconnection service to Entergy Louisiana under a cost of service based tariff approved by the Federal Energy Regulatory Commission. State and federal regulators and the Perryville bankruptcy court had previously approved the sale.

As of June 28, 2005, Perryville had received approval from the Perryville bankruptcy court and the Mirant bankruptcy court for a settlement reached among Perryville and Mirant Corporation and certain of its affiliates whereby, among other things, Perryville's claim against Mirant Americas Energy Marketing, LP (the MAEM Claim) would be allowed for $207 million. This amount would be reduced, dollar for dollar (*i.e.*, to $108.3 million) if Perryville elects to offset its $98.7 million claim against Mirant Americas, Inc. (MAI) with MAI's allowed $98.7 million claim against Perryville. Perryville anticipates that it will offset such claims.

Having received approval from the Perryville bankruptcy court to market and sell up to $108 million of the MAEM Claim, Perryville has agreed, subject to the execution of definitive documentation, to sell $108 million of the MAEM Claim. The actual proceeds to be received from the sale of the MAEM Claim will not be known until Perryville completes the sale of such claim.

In addition to historical information, this report contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including the provision of transmission and interconnection service to Entergy Louisiana; the sale of Perryville's claims in the Mirant bankruptcy case and the receipt of amounts therefrom; and the other risks and uncertainties more fully described in Cleco's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.

Item 9.01   Financial Statements and Exhibits.

              (c) Exhibits.

              The following exhibit is furnished herewith:

99.1   Press release issued June 30, 2005 regarding the completion of the Perryville facility sale.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: July 7, 2005

By: /s/ Keith D. Crump
Keith D. Crump
Treasurer

EXHIBIT INDEX

Exhibit Number	**Exhibit Description**
99.1	Press Release issued June 30, 2005 regarding the completion of the Perryville facility sale.